SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

3Q11 Results Release Schedule

São Paulo, October 17th, 2011 - (BM&FBOVESPA: TAMM4, NYSE:TAM). We will release our results for the third quarter 2011 (3Q11) on November 10th, 2011. The information will be available on our website: www.tam.com.br/ir, through the CVM (Comissão de Valores Mobiliários) and SEC (Securities and Exchange Commission) “before the market opens".

The conference calls in Portuguese and English will be Thursday, November 10th at 08:00am and 09:30am (Eastern Time), respectively.

We would like to inform that the quite period for the third quarter 2011 results begins on October 26th, 2011 and ends on November 10th, 2011.

Conference Calls

Portuguese (click here to access)	English (click here to access)

November 10th	November 10th
11:00 am (Brazil time)	12:30 pm (Brazil time)
08:00 am (US EDT)	09:30 am (US EDT)

Phone: +55 (11) 3127 4971	Phone: + 1(888) 771 4371 (US only)
Password: TAM	Phone: +1(847) 585 4405 (Other countries)
Password: 30918545

Replay: (Available for 7 days)	Replay: (Available for 7 days)
Phone: +55 (11) 3127 4999	Phone:+1 (888) 843 7419 (US only)
Code: 65088521	Phone: +1 (630) 652 3042 (Other countries)
Code: 30918545#

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)
Líbano Miranda Barroso (CEO TAM Airlines and
Investor Relations Director TAM S.A)
Jorge Bonduki Helito (IR Manager)
Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715
Fax: (11) 5582-8149
invest@tam.com.br
www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795
Cel. (55) (11) 8644-0128
tamimprensa@tam.com.br
www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in South America, North America and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 38.4% in August; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 89.1% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (153 operational aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 16 million tickets via point redemption and is part of the Multiplus network, currently with 8.6 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.